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                                                                    Exhibit 99.2

PRESS RELEASE                                                      (AMDOCS LOGO)

      AMDOCS AGREES TO ACQUIRE CRAMER, A LEADING PROVIDER OF OSS SOLUTIONS

     Acquisition positions Amdocs as a leader in OSS and the only company to offer an end-to-end OSS/BSS solution, necessary for evolution to next generation networks and more efficient operations;

      For the first time, a single supplier will provide a unified view of the customer, the network, and the services provided to customers over that network

ST. LOUIS, MO -- JULY 18, 2006 -- Amdocs (NYSE: DOX), the leading provider of software and services to enable integrated customer management and the intentional customer experienceTM, today announced it signed an agreement to acquire Cramer Systems Group Ltd. ("Cramer"), a leading provider of operations support systems (OSS) solutions. Under the terms of the agreement, Amdocs will acquire all of Cramer's shares of capital stock for approximately $375 million in cash, net of cash on hand, subject to post-closing adjustments. Cramer is a growing company with more than 80 customers worldwide.

     With the acquisition, Amdocs plans to expand its service management and OSS offerings and expects to become a leader in OSS, uniquely able to support large-scale OSS transformation projects. The OSS domain is typically defined as network-facing applications supporting key service fulfillment and service assurance business processes. Cramer has a proven and tested OSS product portfolio, which includes leading products in network resource management (NRM), activation and auto discovery.

     "With a quality company like Cramer, Amdocs expects to be well positioned to capitalize on the growth opportunity that OSS represents," said Dov Baharav, chief executive officer of Amdocs Management Limited. "Together, we intend to deliver a complete automated service fulfilment solution across all lines of business - for any service, on any network - linking order management at the customer layer with activation at the network layer."

     As a result of the acquisition, Amdocs will be the only company to deliver an end-to-end solution spanning OSS and customer-facing business support systems
(BSS), such as billing and customer relationship management (CRM). Service providers will be able to manage and optimize their entire services supply chain
- from the demand side (customers) to the supply side (network), including the enabling business processes in between, such as introduction, fulfillment and assurance of services.

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     "It is difficult to overstate the importance of today's announcement - put simply, we are redefining the OSS industry," said Guy Dubois, Cramer's president and chief executive officer. "Service providers are faced with the tripartite challenge of delivering more services at lower cost, managing network transformation and optimizing the customer experience," Dubois continued. "Amdocs' acquisition of Cramer creates a leading integrated BSS/OSS company, so that for the first time, service providers can get a complete view of the network, the service and the customer, all from one supplier."

     "We expect the strong synergy between Amdocs and Cramer to smooth integration so that customers can reap the benefits as quickly as possible," added Baharav. "The cadre of Cramer professionals who are joining our ranks are undisputed experts in the OSS domain who have played a critical role in Cramer's success over the past 10 years, consistently pioneering, challenging and innovating. Service providers will benefit from the combined industry knowledge of Amdocs and Cramer as well as an expanded product suite, combined with Amdocs' global best practices, strong services expertise, robust solutions and impressive track record of delivery in large, complex projects."

     Cramer will form a new division in Amdocs, which will be the centerpiece of Amdocs' OSS strategy and activities, and will leverage and enhance Amdocs' current assets in BSS and OSS. Cramer's current management will continue to lead the business.

     Under the terms of the agreement, Amdocs will acquire all of Cramer's shares of capital stock for approximately $375 million in cash, net of cash on hand, subject to post-closing adjustments. Completion of the acquisition is subject to regulatory approvals and other closing conditions customary to such transactions and is expected to occur in the current fiscal quarter. The transaction is expected to be approximately $0.04 dilutive to non-GAAP earnings per share in fiscal 2007 and then accretive thereafter. The impact on GAAP results is also expected to be dilutive, but it will not be known until after Amdocs completes the purchase price accounting for the acquisition. Amdocs may incur a one-time acquisition-related charge in this quarter to account for certain costs related to the acquisition.

     Amdocs will host a conference call on July 18, 2006 at 5:00 p.m. Eastern Time to discuss the Company's acquisition of Cramer. The call will be carried live on the Internet via www.InvestorCalendar.com and the Amdocs website, www.amdocs.com.

NON-GAAP FINANCIAL MEASURES

This release includes non-GAAP diluted earnings per share information. This non-GAAP financial measure is not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, this non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs' results of operations as

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determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs' results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations. Amdocs' management also uses the foregoing non-GAAP financial measure, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude certain non-cash expenses in reviewing its results and those of its competitors, because the amounts of the expenses between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the expenses.

ABOUT AMDOCS

Amdocs combines innovative software and services with deep business knowledge to accelerate implementation of integrated customer management by the world's leading service providers. By delivering a comprehensive portfolio of software and services that spans the customer lifecycle, Amdocs enables service companies to deliver an intentional customer experience TM, which results in stronger, more profitable customer relationships. Service providers also benefit from a rapid return on investment, lower total cost of ownership and improved operational efficiencies. A global company with revenue of more than $2 billion in fiscal 2005, Amdocs has more than 14,000 employees and serves customers in more than 50 countries around the world. For more information, visit Amdocs at www.amdocs.com.

ABOUT CRAMER

Cramer is the leading provider of operational support system (OSS) software that is changing the economics of telecom. Cramer offers the industry's only complete, end-to-end service fulfillment solution, enabling providers to introduce and deliver new products and services quickly and cost effectively. Leading service providers continue to deploy Cramer's solutions and include Bell Canada, KPN, TDC, Telefonica, TeliaSonera and Vodafone. Cramer has partnerships with industry leaders including Accenture, Alcatel, Amdocs, Ericsson, HP, IBM, Oracle and SAP. Customers can also take advantage of Cramer's world class consulting, support and education capabilities delivered by Cramer Global Services.

AMDOCS FORWARD-LOOKING STATEMENT

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs' agreement to acquire Cramer, and its growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the successful completion of the Cramer acquisition, the effects of general economic conditions, Amdocs' ability to grow in the business segments it serves, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future, however the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2005, filed on December 28, 2005 and our quarterly 6-K furnished on February 15 and May 15, 2006.

MEDIA CONTACTS:

Ian Lifshitz
Amdocs
Tel: +1-416-355-4403
E-Mail: ian.lifshitz@amdocs.com

Tim Buckley
Cramer
Tel: +44 (0) 20 72 66 84 86
M: +44 (0) 79 71 83 50 36
E-Mail: tim.buckley@cramer.com

AMDOCS
1390 Timberlake Manor Parkway           +1-314-212-7000 tel
Chesterfield, MO 63017                  +1-314-212-7500 fax
USA
www.amdocs.com